EZJR, Inc.
                              A Nevada Corporation
                        2235 E. Flamingo, Suite 114
                             Las Vegas, NV  89119
               Telephone: (702) 631-4251  o  Fax:  (702) 221-1963

September 17, 2010

VIA EDGAR TRANSMISSION AND OVERNIGHT MAIL
-----------------------------------------

Mail Stop 3030

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Jay Mumford, Attorney

Re:    EZJR, Inc.
       Registration Statement on Form 10
       Amended July 27, 2010
       File No.:  000-53810

Dear Mr. Mumford:

On behalf of EZJR, Inc. (the "Company"), this letter responds to your August 10, 2010 comment letter, concerning our Registration Statement on Form 10. A marked copy of our revisions to the Registration Statement is enclosed for your reference. We respectfully note the Staff's comments. We have replied below on a comment-by-comment basis, with each response following a repetition of the Staff's comment to which it applies. The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Business History, page 3
------------------------

1. Please expand the second paragraph of your response to prior comment 2 to analyze whether the transaction is a tender offer and, if so, how you complied with applicable offer rules.

RESPONSE: Your prior comment 2 specifically asked to provide you with potential remedies if the Commission or a private plaintiff were to disagree with our conclusion that the spin-off did not require registration under the Securities Act. We provided a "potential" remedy that we would be willing to pay one hundred ($100) dollars in exchange for their share certificate in a private transaction as a potential remedy. You asked for a "potential" remedy. We did not imply that we were making an official tender offer, we were only suggesting that this is a remedy we would be willing to undertake if a private plaintiff were to disagree with our conclusions concerning the spin-off.


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2.   Please expand your response to prior comment 3 and the related disclosure to clarify how the stock of a company that did not survive the merger could be acquired by you or your officers. In your response, please analyze the status under applicable state law of the shares of a company that does not survive a merger; cite with specificity all authority on which you rely.

RESPONSE: Pursuant to Nevada Statutes, NRS 92A.250, "Effect of merger, conversion or exchange," the NRS states, "When a merger takes effect: (a) Every other entity that is a constituent entity merges into the surviving entity and the separate existence of every entity except the surviving entity ceases." Since the original EZJR ceased to exit, under Nevada Statutes, at the time the Articles of Merger were filed with the Nevada Secretary of State, the two major shareholders, on "behalf of the surviving entity," which had no funds at the time, agreed to pay-for and cancel the shares owned by the sole shareholder of the EZJR, in a private transaction. These shares were not personally acquired by the officers of the surviving company. These shares were never placed in the names of the officers of the surviving company. The shares were returned to the corporate treasury for cancellation. This transaction benefited the surviving company and existing shareholders, in that, it reduced the amount of shares issued and outstanding following the merger of the two entities.


Existing or Probable Government Regulations, page 6
---------------------------------------------------

3. We note your response to prior comment 9 and your revisions to this section. However, it is unclear where you have provided discussion of the approval process to bring a Class II product to market, and why you removed the information you did. Please revise or advise.

RESPONSE: We have provided additional disclosure concerning the approval process to bring a Class II product to the market, and we have replaced the information we removed from out last amendment.


















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Risk Factors, page 10
---------------------

4. We note your responses to prior comments 10, 11 and 13; however, the full scope of your affiliates' relationships with companies subject to the reporting requirements of the Exchange Act, whether those companies ever generated substantial revenue from the business they originally disclosed in those filings, how your affiliates generate returns on their investments in those companies, and whether those facts reveal information that should be disclosed to investors attempting to use your Form 10 to make an investment decision regarding EZJR shares remains unclear. Please provide us a complete and clear history of your affiliates' relationships with companies subject to the reporting requirements of the Exchange Act that addresses the issues raised in this comment.


RESPONSE:   We respectfully note the Staff's comment.  We understand the comment. Over the past five response letters, we have disclosed, to the best of our abilities, our affiliates' relationships with companies subject to the reporting requirements. This includes a detailed chart which with 1) the date that our major shareholders acquired their shares in the companies with little or no revenue; 2) the date that the company acquired an operating business; and 3) the date that your two major shareholders sold their shares in the company. Additionally, we disclosed the affiliates nominal ownership in other entities, which included the price paid for the stock, and the date and price the stock was sold. We do not believe that we have anything additional to disclose.


Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22
--------------------------------------------------------------------------

Overview of Current Operations, page 22
---------------------------------------

5. In the second full paragraph, please clarify what products you have that you plan to produce and distribute.

RESPONSE: In the second sentence of the second paragraph we have clarified the medical device we plan to produce and distribute.











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6.   In the third paragraph, please tell us why you disclose that you have been working with the Cleveland Clinic, Interplex Medical LLC and Rafi Avitsian, M.D. anesthesiologist for the past two years given that the exclusive option agreement with the Cleveland Clinic expired in March 2009. Tell us the actual dates when you began to work together and when that that work stopped. Explain how you define "working as a team." Discuss the significant types of work you have done over the past two years, the dates the work was done, and the costs you incurred related to that work. Reconcile your response with the expenses reflected in your statements of operations which only reflect research and development expenses of $280 in 2009 and none for the nine months ended March 31, 2010.

RESPONSE: We began our work on this project around March, 2007 and we have not stopped working on this project. As stated in earlier correspondence, we have been searching, for other engineering firms that can design this catheter so it can be mass produced on an economical basis. The problem we cannot resolve is how to economically produce a catheter within a catheter whereby the inside catheter makes a 180 degree turn without crimping its opening to monitor blood levels. In other words, blood must be able to pass within the inner catheter without any blockage, after the inner catheter has made a 180 degree turn. We have been unable to find any engineering firms that can give us assurances that this type of catheter design can be produced.

Meanwhile, Dr. Avitsian has not given-up in seeking alternative solutions to modify the design. The Cleveland Clinic recognizes the difficulties we face and until we can find an engineering solution to the design problem, all parties agree that they is no sense to spend additional dollars to extend the exclusive option agreement. If we can find a solution, we would be willing pay and we believe we would be granted another option on an exclusive option agreement. Meanwhile, as discussed and delineated in our last correspondence to the Commission, dated, July 26, 2010, we have been exploring technology to implant as a monitoring sensor in a catheter. This would resolve the design problems, and produce the same results as a catheter within a catheter for an anestheologist to measure jugular venous oxygen saturation during a surgical procedure. There are no assurances that we can identify an economical sensor; therefore, until we can identify a definitive solution, we are reluctant to make statements in our filings that would confuse or mislead our shareholders.

To the last part of your comment, the financial statements which only reflect minimal research and development expenses are correct. However, as disclosed in the document, our CEO has agreed to keep the Company operational and maintain its fully reporting requirements, without seeking reimbursement from the Company.






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Item 9(a) Market Information, page 30
-------------------------------------

7. We reissue the first bullet point of prior comment 14 because you continue to disclose that your stock is "cleared for trading" and you did not provide the information requested. Please tell us what you have told OTC Bulletin Board officials regarding your Exchange Act reporting status and the status of our comments regarding your Form 10. Include in your response the name and contact information for the OTC Bulletin Board officials with whom you have communicated regarding these matters. When we refer to "you" in this comment, we refer to the registrant and its affiliates or other representatives, including any market maker with whom you have worked.

RESPONSE: We went back and reviewed our 15c211 submission with regards to this listing. In the 15c211 submission package, we were asked to provide "The issuer's most recent annual report filed pursuant to Section 13 or 15(d) of the 1934 Act or the annual statement referred to in Section 12(g)(2)(G)(i) of the 1934 Act." We provided a copy of the annual report for the fiscal year ending June 30, 2008.

In the submission package, we were also asked, "Does the issuer file periodic reports through the SEC's Electronic Data Gathering, Analysis, and Retrieval system (EDGAR)? We answered: Yes. If we answered yes, they asked us to provide the 10 digit Central Index Key (CIK) number. We responded with CIK 0001350071.

Here follows the series of events which took place in chronological order:

a) We received a correspondence from the Commission dated September 12, 2008 that they had no further comments at this time concerning our Form 10-K filing.

b)  We made the 15c211 submission on or about September 26, 2008.

c)  The stock was cleared for trading on the OTC-BB on June 22, 2009.

d) We believe the first comment letter we received from the SEC was dated July 17, 2009, concerning our Form 10-K for fiscal year ended June 30, 2008.

Therefore, during the listing process we had nothing to report nor any knowledge of any deficiencies with our SEC filings.











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8.   We note your response to the second bullet point of prior comment 14.
     However, the revised note to the amended Form 10-K continues to refer to "our" Form 10-K filed on October 13, 2009. This statement does not clarify that the original Form 10-K was not filed by the registrant who filed this Form 10. Please revise your disclosure accordingly.

RESPONSE: We have amended the form 10-K to clarify that the original Form 10-K was not filed by the same registrant.

Note 1.  General Organization and Business, page F-7a
-----------------------------------------------------

9. We note your response to prior comment 17 and the revisions to your disclosures. Your disclose that immediately after the acquisition was consummated, the two major shareholders, in a private transaction, paid the original EZJR founder $4,000 for all of his stock in EZJR. Then, the shares purchased from EZJR were returned to the corporate treasury, without consideration and cancelled on the corporate books. Please respond to each of the following:

  o Please explain how the acquisition was consummated prior to the purchase of the shares from the EZJR founder.
  o Please explain how the company acquired EZJR since all of the EZJR shares were purchased by individuals in a private transaction and the EZJR shares have been cancelled.

RESPONSE:  To the first part of your comment:

Management of the Company reached an understanding with the management of the original EZJR to purchase all of the issued and outstanding shares from its sole shareholder for $4,000. Rather than donating this capital to the Company to make the share purchase, the two major shareholders conducted a private transaction, through an attorney client trust account, to purchase these shares on behalf of the Company.

To the second part of your comment:

Upon receipt of the funds to purchase his stock, the sole shareholder of EZJR signed Articles of Merger, whereby pursuant to NRS 92A.250 "Every other entity that is a constituent entity merges into the surviving entity and the separate existence of every entity except the surviving entity ceases." When the original EZJR ceased to exit, the original founder's shares were cancelled. The shares were never placed in the names of the two major shareholders and were returned to the Company for cancellation.










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Signatures, page 35
-------------------

10.  We note the July 6, 2010 signature on your amendment filed
     July 27, 2010.  Please provide a current signature with your amendments.

RESPONSE: We have provided a current signature with the most recent amendment.


Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2010, Amendment No. 1 to Form 10-Q for the Quarterly Period Ended December 31, 2009 and Form 10-Q for the Quarterly Period Ended September 30, 2009
---------------------------------------------------------------------------

Item 4T. Controls and Procedures
--------------------------------

11. Please refer to prior comment 18. The comment requested the company to amend a June 30, 2009 Form 10-K and your December 31, 2009 and March 31, 2010 Forms 10-Q. We note that you only filed amendments to a June 30, 2009 Form 10-K and your March 31, 2010 Form 10-Q in response to this comment. As previously requested, please amend your December 31, 2009 Form 10-Q to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report consistent with Item 307 of Regulation S-K. Further, you should also file an amendment to your September 30, 2009 Form 10-Q to similarly include the disclosures required by Item 307 of Regulation S-K.


RESPONSE: We have filed and amended our Form 10-Q for the periods ending September 30, 2009 and December 31, 2009 to include the disclosures required by Item 307 of Regulation S-K.

















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12.  We note your disclosure that concluded that your internal control over financial reporting was not effective as of the end of the period covered by the reports. These conclusions are included under a section labeled Management's Report on Internal Control over Financial Reporting. Please note that Rule 13a-15(c) only requires you to evaluate the effectiveness of your internal control over financial reporting as of the end of each fiscal year and, therefore, the disclosures made pursuant to Item 308 of Regulation S-K is only required in your annual reports on Form 10-K. Please tell us whether you performed an assessment of your internal control over financial reporting as of September 30, 2009, December 31, 2009 and March 31, 2010. If not, please file amendments to your Forms 10-Q to remove all references to your management's assessment of your internal control over financial reporting and its conclusion on the effectiveness of your internal control over financial reporting on that date.


RESPONSE: We have filed amendments to our Forms 10-Q to remove all references to our management's assessment of your internal control over financial reporting and its conclusion on the effectiveness of our internal control over financial reporting for the periods ending September 30, 2009, December 31, 2009 and March 31, 2010.


Exhibits
--------

13. We reissue prior comment 19. Your exhibit index to your Form 10-Q for the period ending March 31, 2010 does not incorporate your current bylaws. Please revise accordingly.

RESPONSE: Our amended Form 10-Q for the period ending March 31, 2010 now incorporates our corrected bylaws.


















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Mr. Mumford, we want to thank you for the time and effort you spent in helping us with the applicable disclosure requirements for our amended Form
10. Again, we apologize for the delay in responding to your comment letter. We hope our responses satisfactorily address your comments.

Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Respectfully submitted,

EZJR, Inc.


By:  /s/  T J Jesky
---------------------------------
          T J Jesky
          Chief Executive Officer

cc:  Thomas C. Cook, Esq.
     Corporate Counsel








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